Exhibit 2.09

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Description of Capital Stock

The following description of the capital stock of Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s By-laws, an English translation of which is incorporated by reference as an exhibit to Oi’s annual report on Form 20-F for the year ended December 31, 2019, as well as on the legislation and regulations applicable to companies and the Brazilian capital market currently in effect. Oi encourages you to read the By-laws for additional information. Capitalized terms used and not defined hereinafter shall have the meanings ascribed to them throughout Oi’s annual report on Form 20-F for the year ended December 31, 2019.

Share Capital

Each Common Share entitles its holder to one vote at Oi’s annual and extraordinary shareholders’ meetings. Holders of Common Shares are not entitled to any preference in respect of dividends or other distributions or otherwise in case of Oi’s liquidation.

Preferred Shares are non-voting, except in limited circumstances, and do not have priority over Common Shares in the case of Oi’s liquidation. See “—Voting Rights” for information regarding the voting rights of Oi’s preferred shares and “Item 8. Financial Information—Dividends and Dividend Policy” and “—Dividend Preference of Preferred Shares” in Oi’s annual report on Form 20-F for the year ended December 31, 2019 for information regarding the distribution preferences of Preferred Shares.

The issuance of new preferred shares by Oi is prohibited.

Dividends

Oi’s dividend distribution policy has historically included the distribution of periodic dividends, based on the annual financial statements approved by Oi’s board of directors, in accordance with the Brazilian Corporate Law and as set forth in Oi’s by-laws, which provide that, in general, a minimum amount of 25% of Oi’s consolidated net income for each fiscal year, as calculated and adjusted for amounts allocated to legal and other applicable reserves in accordance with the Brazilian Corporate Law, must be distributed to shareholders. We refer to this amount as the mandatory distributable amount. Oi may pay the mandatory distributable amount as dividends, interest attributable to shareholders’ equity (which is similar to a dividend but is deductible in calculating corporate income tax and social contribution on net profits, subject to certain limitations imposed by law as described in “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Interest on Shareholders’ Equity”) of Oi’s annual report on Form 20-F for the year ended December 31, 2019. Payment of intermediate or interim dividends is also be permitted, subject to market conditions, Oi’s then-prevailing financial condition and other factors deemed relevant by Oi’s board of directors. Oi may set off any payment of interim dividends against the amount of the mandatory distributable amount to be paid in the year in which the interim dividends are paid.

Notwithstanding the above, under Section 10.1 of the RJ Plan, Oi and the other RJ Debtors are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until February 5, 2024. After February 5, 2024, Oi and the other RJ Debtors will be permitted to declare or pay dividends, interest on shareholders’ equity or other forms of return on capital or make any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) if the ratio of Oi’s consolidated net debt (defined as Financial Credits, minus Cash Balance (in each case as defined in the RJ Plan)) to EBITDA (as defined in the RJ Plan) for the fiscal year ended immediately prior to any such declaration or payment is less than or equal to 2 to 1.

The restrictions of the payment of dividends and other distributions described above are subject to the following exceptions:

•	dividends, return on capital or other distributions made between the RJ Debtors;

•	payments by Oi and the other RJ Debtors to dissenting shareholders, according to applicable law, carried out after February 5, 2018; and

•	any payment of dividends made in accordance with the RJ Plan.

There shall not be any restriction to the distribution of dividends under the RJ Plan after the full payment of the Financial Credits.

Pursuant to Section 10.2.1 of the RJ Plan, if at any time any two of Standard & Poor’s, Moody’s and Fitch rate Oi as investment grade and no default occurs, the restrictions on distributions imposed by Section 10.1 of the RJ Plan will be suspended. However, if one of these rating agencies, or both of them, subsequently cancels or downgrades Oi’s rating, then the suspended restrictions will be reinstated.

When Oi declares dividends, Oi is generally required to pay them within 60 days of declaring them, unless the shareholders’ resolution establishes another payment date. In any event, if Oi declares dividends, Oi must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law No. 9,249/95 and Oi’s by-laws, Oi also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of Oi’s board of directors.

Because Oi’s shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Brazilian Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

Distributions of dividends, including interest attributable to shareholders’ equity, in any year are made:

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first, to the holders of Preferred Shares, up to the greater non-cumulative amount of: (1) 6.0% per year of the amount resulting from Oi’s share capital divided by the number of Oi’s total issued shares, or (2) 3.0% per year of the book value of Oi’s shareholders’ equity divided by the number of Oi’s total issued shares, or the Minimum Preferred Dividend;

•	then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share; and

•	thereafter, to the holders of Common Shares and Preferred Shares on a pro rata basis.

Under Oi’s by-laws, if the Minimum Preferred Dividend is not paid for a period of three years, holders of Preferred Shares are entitled to full voting rights. As a result of Oi’s failure to pay the Minimum Preferred Dividend for 2014, 2015 and 2016, holders of Oi’s Preferred Shares obtained full voting rights on April 28, 2017, the date that Oi’s annual shareholders’ meeting approved our financial statements for fiscal year 2016.

Shareholders’ Meetings

Under the Brazilian Corporate Law, Oi’s shareholders must hold their ordinary annual meeting by April 30 of each year in order to:

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approve or reject the financial statements approved by Oi’s board of directors and board of executive officers, including any recommendation by Oi’s board of directors for the allocation of net profit and distribution of dividends; and

•	elect members of Oi’s board of directors (upon expiration of their two-year terms) and members of Oi’s fiscal council.

In addition to the annual shareholders’ meetings, holders of Common Shares have the power to determine any matters related to changes in Oi’s corporate purposes and to pass any resolutions they deem necessary to protect and enhance Oi’s development whenever Oi’s interests so require, by means of extraordinary shareholders’ meetings.

Oi convenes shareholders’ meetings, including the annual shareholders’ meeting, by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the State of Rio de Janeiro. Under the Brazilian Corporate Law, on the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date, and companies that have issued ADSs must publish their notice at least 30 days prior to the scheduled meeting date. Oi publishes notices of meetings 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to Oi’s by-laws, a description of the subject matter of the proposed amendment.

Oi’s board of directors may convene a shareholders’ meeting. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by Oi’s shareholders as follows:

•	by any of Oi’s shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, Oi’s directors do not convene a shareholders’ meeting required by law within 60 days;

•	by shareholders holding at least 5% of Oi’s total share capital if, after a period of eight days, Oi’s directors fail to call a shareholders’ meeting that has been requested by such shareholders; and

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by shareholders holding at least 5% of either Oi’s total voting share capital or Oi’s total non-voting share capital, if after a period of eight days, Oi’s directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal council that has been requested by such shareholders.

In addition, Oi’s fiscal council may convene a shareholders’ meeting if Oi’s board of directors does not convene an annual shareholders’ meeting within 30 days or at any other time to consider any urgent and serious matters.

Each shareholders’ meeting shall be convened and presided over by the chairman of the board of directors or his or her valid proxy. In the case of absence of the chairman or his or her proxy, the meeting shall be convened and presided over by the vice-chairman of the board of directors or his or her valid proxy. In the case of absence of the vice-chairman or his or her proxy, the meeting shall be convened and presided by any director present at the meeting. The chairman of the meeting shall be responsible for choosing the secretary of the meeting.

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least 25% of Oi’s issued and outstanding voting share capital must be present on first call. However, shareholders representing at least two-thirds of Oi’s issued and outstanding voting share capital must be present on first call at a shareholders’ meeting called to amend Oi’s by-laws. If a quorum is not present, Oi’s board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

Under the Brazilian Corporate Law and Oi’s by-laws, each Common Share entitles its holder to one vote at Oi’s shareholders’ meetings. Preferred Shares generally do not confer voting rights, except in limited circumstances described below. Oi may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of Common Shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporate Law, the approval of shareholders representing at least half of Oi’s outstanding voting shares is required for the types of action described below:

•	reducing the mandatory dividend set forth in Oi’s by-laws;

•	changing its corporate purpose;

•	merging Oi with another company, or consolidating Oi, subject to the conditions set forth in the Brazilian Corporate Law;

•	transferring all of Oi’s shares to another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

•	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

•	dissolving or liquidating Oi or canceling any ongoing liquidation;

•	creating any founders’ shares (partes beneficiárias) entitling the holders thereof to participate in Oi’s profits; and

•	spinning-off of all or any part of Oi.

Decisions on the transformation of Oi into another form of company require the unanimous approval of Oi’s shareholders, including the holders of Preferred Shares.

Oi is required to give effect to shareholders’ agreements that contain provisions regarding the purchase or sale of Oi’s shares, preemptive rights to acquire Oi’s shares, the exercise of the right to vote Oi’s shares or the power to control Oi, if these agreements are filed at Oi’s headquarters in Rio de Janeiro. Brazilian Corporate Law requires the president of any meeting of shareholders or board of directors to disregard any vote taken by any of the parties to any shareholders’ agreement that has been duly filed with Oi that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders’ agreement (or a director appointed by such shareholder) is absent from any meeting of shareholders or board of directors or abstains from voting, the other party or parties to that shareholders’ agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders’ agreement. No shareholders’ agreement affecting Oi’s shares has been filed at Oi’s headquarters in Rio de Janeiro.

Under the Brazilian Corporate Law, neither Oi’s by-laws nor actions taken at a shareholders’ meeting may deprive any of Oi’s shareholders of certain specific rights, including:

•	the right to participate in the distribution of Oi’s profits;

•	the right to participate in any remaining residual assets in the event of Oi’s liquidation;

•	the right to supervise the management of Oi’s corporate business as specified in the Brazilian Corporate Law;

•	the right to preemptive rights in the event of an issuance of Oi’s shares, debentures convertible into Oi’s shares or subscription bonuses, other than as provided in the Brazilian Corporate Law; and

•	the right to withdraw from Oi under the circumstances specified in the Brazilian Corporate Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of Oi’s voting shares have the right to request that Oi adopt a cumulative voting procedure for the election of the members of Oi’s board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold either:

•	Preferred Shares representing at least 10% of Oi’s total share capital; or

•	Common Shares representing at least 15% of Oi’s voting capital,

have the right to appoint one member to Oi’s board of directors at Oi’s annual shareholders’ meeting. If no group of holders of Common Shares or Preferred Shares meets the thresholds described above, shareholders holding Common Shares or Preferred Shares representing at least 10% of Oi’s total share capital are entitled to combine their holdings to appoint one member to Oi’s board of directors. In the event that minority holders of Common Shares and/or holders of non-voting Preferred Shares elect a director and the cumulative voting procedures described above are also used, Oi’s controlling shareholders, if any, always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of Oi’s board of directors. The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the director will be appointed.

Under Oi’s by-laws, holders of Preferred Shares may appoint, by separate voting, one board member.

In accordance with the Brazilian Corporate Law, the holders of Preferred Shares are entitled to elect one effective member and the respective alternate to Oi’s fiscal council in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates of the fiscal council, who, in any event, must exceed the number of members elected in the separate election by the holders of Preferred Shares and the minority shareholders.

Voting Rights of Preferred Shares

Holders of Preferred Shares are not entitled to vote on any matter, except:

•	with respect to the election of a member of Oi’s board of directors by holders of Preferred Shares holding at least 10% of Oi’s total share capital as described above;

•	with respect to the election of a member and alternate member of Oi’s fiscal council as described above;

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with respect to the approval of the contracting of foreign entities related to the controlling shareholders of Oi, if any, to provide management services, including technical assistance. In these cases, Preferred Shares will have the right to vote separately from the Common Shares;

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with respect to the approval of the contracting of foreign entities related to the controlling shareholders of Oi, if any, to provide management services, including technical assistance, the remuneration for which shall not exceed 0.1% of Oi’s consolidated annual sales for fixed switched telephone service, net of taxes; and

•	in the limited circumstances described below.

The Brazilian Corporate Law and Oi’s by-laws provide that our Preferred Shares will acquire unrestricted voting rights and will be entitled to vote together with our Common Shares on all matters put to a vote in Oi’s shareholders’ meetings if the Minimum Preferred Dividend (as determined in accordance with Oi’s by-laws and Brazilian Corporate Law) is not paid for a period of three years. As a result of Oi’s failure to pay the Minimum Preferred Dividend for 2014, 2015 and 2016, holders of our Preferred Shares obtained full voting rights on April 28, 2017, the date that Oi’s annual shareholders’ meeting approved our financial statements for fiscal year 2016.

This voting right will continue until the date on which Oi pays the Minimum Preferred Dividend for the then-most recently completed fiscal year. During the period during which holders of Preferred Shares are entitled to vote together with Common Shares, holders of Preferred Shares will not be entitled to the separate votes described above with respect to the election of a member of Oi’s board of directors, a member and alternate member of Oi’s fiscal council, the approval of the contracting of foreign entities, or decisions relating to the employment of foreign entities.

Restrictions on Non-Brazilian Holders

There are no restrictions on ownership or voting of Oi’s capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, payments of interest on shareholders’ equity and proceeds from the sale of Oi’s share capital into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Brazilian Central Bank and/or the CVM, as the case may be.

Liquidation

Oi may be liquidated in accordance with the provisions of Brazilian law. In the event of Oi’s extrajudicial liquidation, a shareholders’ meeting will determine the manner of Oi’s liquidation and appoint Oi’s liquidator and Oi’s fiscal council that will function during the liquidation period.

Upon Oi’s liquidation, Preferred Shares do not have a liquidation preference over Common Shares in respect of the distribution of Oi’s net assets, but shall be entitled to unrestricted voting rights. In the event of Oi’s liquidation, the assets available for distribution to Oi’s shareholders would be distributed to Oi’s shareholders in an amount equal to their pro rata share of Oi’s legal capital. If the assets to be so distributed are insufficient to fully compensate all of Oi’s shareholders for their legal capital, each of Oi’s shareholders would receive a pro rata amount (based on their pro rata share of Oi’s legal capital) of any assets available for distribution.

Preemptive Rights

Under the Brazilian Corporate Law, each of Oi’s shareholders has a general preemptive right to subscribe for Oi’s shares or securities convertible into Oi’s shares in any capital increase, in proportion to the number of Oi’s shares held by such shareholder.

Under Oi’s by-laws, Oi’s board of directors or Oi’s shareholders, as the case may be, may decide not to extend preemptive rights to Oi’s shareholders with respect to any issuance of Oi’s shares, debentures convertible into Oi’s shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public offering or sale through a stock exchange. The preemptive rights are transferable and must be exercised within a period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into Oi’s shares. Holders of ADSs may not be able to exercise the preemptive rights relating to Oi’s shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Oi is not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of ADSs, and Oi is not required to file any such registration statement.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Oi’s by-laws or Oi’s shareholders at a shareholders’ meeting may authorize Oi to use its profits or reserves to redeem or amortize Oi’s shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporate Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of Oi’s share capital. The Brazilian Corporate Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if Oi were liquidated. If an amortization distribution has been paid prior to Oi’s liquidation, then upon Oi’s liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of Oi’s capital.

The Brazilian Corporate Law authorizes Oi’s shareholders to approve in a shareholders’ meeting the redemption of Oi’s shares not held by Oi’s controlling shareholders, if any, if after a tender offer effected for the purpose of delisting Oi as a publicly held company, Oi’s controlling shareholders, if any, increase their participation in Oi’s total share capital to more than 95%. The redemption price in such case would be the same price paid for Oi’s shares in any such tender offer.

The Brazilian Corporate Law and Oi’s by-laws also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of Oi’s shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from Oi under certain circumstances described below under “—Rights of Withdrawal.”

Mandatory Tender Offers

The Brazilian Corporate Law requires that if the Common Shares are delisted from the B3 or there is a substantial reduction in liquidity of the Common Shares, as defined by the CVM, in each case as a result of purchases by Oi’s controlling shareholders, Oi’s controlling shareholders must effect a tender offer for acquisition of the remaining Common Shares at a purchase price equal to the fair value of the Common Shares taking into account the total number of outstanding Common Shares. Oi’s by-laws require the cancellation of Oi’s registration as a public company with the CVM or Oi’s delisting from the Level 1 Corporate Governance Listing Segment of the B3 be preceded by a public tender offer for acquisition of the all of the capital stock of Oi based on a fair market valuation of Oi’s capital stock, in accordance with the Brazilian Corporate Law and the regulations issued by the CVM. The requirement to conduct a mandatory tender offer preceding Oi’s delisting from the Level 1 Corporate Governance Listing Segment of the B3 may be avoided if Oi instead joins the Novo Mercado or Level 2 Corporate Governance Listing Segment of the B3 or, certain conditions being met, in the case of a voluntary withdrawal from the Level 1 Corporate Governance Listing Segment of the B3.

Oi’s by-laws require that any transaction or series of transactions that results in a change of control of Oi be preceded by a public offer for the purchase of all of Oi’s capital stock by the prospective purchaser in order to ensure the equitable treatment of all of Oi’s shareholders, in accordance with the rules of the Novo Mercado segment of the B3.

Rights of Withdrawal

The Brazilian Corporate Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from Oi and be reimbursed by Oi for the value of the Common Shares or Preferred Shares that it then holds.

This right of withdrawal may be exercised by the dissenting or non-voting holders (including any holder of Preferred Shares) in the event that the holders of a majority of all outstanding Common Shares authorize:

•	a reduction of the mandatory dividend set forth in Oi’s by-laws;

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to create Preferred Shares or to increase the existing classes of Preferred Shares, without maintaining the proportion with the remaining classes of Preferred Shares, except if provided for and authorized in the by-laws, subject to the conditions set forth in the Brazilian Corporate Law;

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changes in the preferences, advantages and conditions of redemption or amortization of one or more classes of Preferred Shares, or the creation of a new class with greater privileges, subject to the conditions set forth in the Brazilian Corporate Law;

•	Oi’s participation in a centralized group of companies;

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;

•	a change in Oi’s corporate purpose;

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spinning off of all or any part of Oi, if such spin-off results in (1) a change in Oi’s business purpose (except if the spun-off assets revert to a company whose main purpose is the same as Oi’s), (2) a reduction of the mandatory dividend set forth in Oi’s by-laws, or (3) Oi’s participation in a centralized group of companies; or

•	in one of the following transactions in which the shares held by such holders do not meet liquidity and dispersion thresholds under the Brazilian Corporate Law:

➣	the merger of Oi with another company, or the consolidation of Oi, in a transaction in which Oi is not the surviving entity;

➣	the transfer of all of the outstanding shares of another company to Oi in an incorporação de ações transaction; or

➣	Oi’s participation in a centralized group of companies.

Dissenting or non-voting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that Oi is consolidated or merged with another company, becomes part of a centralized group of companies, or acquires the control of another company for a price in excess of certain limits imposed by the Brazilian Corporate Law, holders of any type or class of Oi’s shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of the Ibovespa index are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if (1) there is a change in the corporate purpose, (2) there is a reduction in the mandatory dividend, or (3) the spin-off results in Oi’s participation in a centralized group of companies.

Only shareholders who own shares on the date of publication of the first notice convening the relevant shareholders’ meeting or the material fact notice concerning the relevant transaction is published, whichever is earlier, will be entitled to withdrawal rights. Shareholders will only be entitled to exercise withdrawal rights with respect to the shares held by them from such date until the date withdrawal rights are exercised.

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the book value of the shares, determined on the basis of Oi’s most recent audited balance sheet approved by Oi’s shareholders. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights, except when the resolution is approved pending confirmation by the holders of Preferred Shares (such confirmation to be given at an extraordinary meeting of such holders of Preferred Shares to be held within one year). In this event, the 30-day period for dissenting shareholders begins at the date of publication of the minutes of the extraordinary meeting of such holders of Preferred Shares. Oi’s shareholders may reconsider any resolution giving rise to withdrawal rights within 10 days after the expiration of the exercise period of withdrawal rights if Oi’s management believes that the withdrawal of shares of dissenting shareholders would jeopardize Oi’s financial stability.

Liability of Oi’s Shareholders for Further Capital Calls

Neither Brazilian law nor Oi’s by-laws require any capital calls. Oi’s shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Inspection of Corporate Records

Shareholders that own 5% or more of Oi’s outstanding share capital have the right to inspect Oi’s corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of Oi, if (1) Oi or any of its officers or directors have committed any act contrary to Brazilian law or Oi’s by-laws, or (2) there are grounds to suspect that there are material irregularities in Oi. However, in either case, the shareholder that desires to inspect Oi’s corporate records must obtain a court order authorizing the inspection.

Disclosures of Share Ownership

Brazilian regulations require that (1) each of Oi’s direct or indirect controlling shareholders, if any, and (2) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest that would result in an increase or decrease corresponding to 5%, or any 5% multiple thereof, of the total number of Oi’s shares of any type or class to disclose its or their share ownership or divestment to Oi, and Oi is responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition.

Oi’s controlling shareholders, if any, members of Oi’s board of directors, board of executive officers, fiscal council and members of other bodies created pursuant to Oi’s by-laws with technical or consulting functions must file a statement of any change in their holdings of Oi’s shares with the CVM and the Brazilian stock exchanges on which Oi’s securities are traded. Oi also must disclose any trading of its shares by Oi or Oi’s controlled or related companies.

Form and Transfer

Common Shares and Preferred Shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of Oi’s shares is governed by Article 35 of the Brazilian Corporate Law, which provides that a transfer of shares is effected by Oi’s transfer agent, Banco do Brasil S.A., by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to Oi by a transferor or its representative. When Common Shares or Preferred Shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of Oi’s transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of Oi’s shares. Provided that the provisions of Resolution No. 4,373 are observed, transfers of Oi’s shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Brazilian Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

The B3 operates a central clearing system, the CSD. A holder of Oi’s shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the CSD (through a Brazilian institution that is duly authorized to operate by the Brazilian Central Bank and maintains a clearing account with the CSD). Shares subject to the custody of the CSD are noted as such in Oi’s registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the CSD and will be treated in the same manner as shareholders registered in Oi’s books.